Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the VanEck Vectors® Gold Miners ETF due

November 7, 2022

Term Sheet to Pricing Supplement dated October 31, 2019

Summary of Terms		Investment Description
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•      Linked to the VanEck Vectors® Gold Miners ETF

•      Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Fund

•      Automatic Call. If the Fund Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called, and on the related Call Payment Date, you will receive the principal amount plus the Call Premium applicable to that Call Observation Date

Call Observation Date                                                                                   Call Premium

November 5, 2020        11.20% of the principal amount

November 5, 2021        22.40% of the principal amount

October 31, 2022              33.60% of the principal amount

•      Payment at Maturity. If the securities are not automatically called, the payment at maturity will be equal to or less than the principal amount per security depending on the Fund Closing Price of the Fund on the Final Valuation Date as follows:

o          If the price of the Fund decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

o          If the price of the Fund decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the price of the Fund in excess of 10%

•      Investors may lose up to 90% of the principal amount

•      Any positive return on the securities will be limited to the applicable Call Premium

•      All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the shares of the Fund or any securities held by the Fund for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•      No periodic interest payments or dividends

•      No exchange listing; designed to be held to maturity or earlier automatic call

Term	3 years (autocallable annually)
Reference Asset	The VanEck Vectors® Gold Miners ETF (Bloomberg ticker symbol “GDX”) (the “Fund”)
Pricing Date	October 31, 2019
Issue Date	November 5, 2019
Principal Amount	$1,000 per security (100% of par)
Automatic Call

If the Fund Closing Price of the Fund on any Call Observation Date (including the Final Valuation Date) is greater than or equal to the Initial Price, the securities will be automatically called for the principal amount plus the Call Premium applicable to that Call Observation Date. See “Call Observation Dates and Call Premiums” in this term sheet

Call Observation Dates	November 5, 2020; November 5, 2021 and October 31, 2022 (the “Final Valuation Date”)
Call Payment Date	Five business days after the applicable Call Observation Date (if the securities are called on the last Call Observation Date, the Call Payment Date will be the Stated Maturity Date)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” in this term sheet
Stated Maturity Date	November 7, 2022
Initial Price	$28.15
Ending Price	The Fund Closing Price of the Fund on the Final Valuation Date
Threshold Price	$25.335, 90% of the Initial Price
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	2.84%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WSX0 / US13605WSX01

The Issuer's estimated value of the securities on the Pricing Date is $955.80 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the Closing Price of the Fund from the Pricing Date to the applicable Call Observation Date (including the Final Valuation Date). The profile is based on a Call Premium of 11.20% for the first Call Observation Date, 22.40% for the second Call Observation Date and 33.60% for the final Call Observation Date, and the Threshold Price equal to 90% of the Initial Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Observation Date on which the securities are called; (iii) if the securities are not automatically called, the actual Ending Price of the Fund; and (iv) whether you hold your securities to maturity or earlier automatic call.

Hypothetical Returns

If the securities are automatically called:

Hypothetical Call Observation Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Payment Date	Hypothetical Pre-Tax Total Rate of Return
1st Call Observation Date	$1,112.00	11.20%
2nd Call Observation Date	$1,224.00	22.40%
3rd Call Observation Date	$1,336.00	33.60%

Assumes the Call Premiums are equal to the midpoints of their specified ranges. Each security has a principal amount of $1,000.

If the securities are not automatically called:

Hypothetical Ending Price	Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Ending Price	Hypothetical Payment at Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
$99.99	-0.01%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$89.00	-11.00%	$990.00	-1.00%
$80.00	-20.00%	$900.00	-10.00%
$75.00	-25.00%	$850.00	-15.00%
$50.00	-50.00%	$600.00	-40.00%
$25.00	-75.00%	$350.00	-65.00%
$0.00	-100.00%	$100.00	-90.00%

Assumes a hypothetical Initial Price of 100.00. The hypothetical Initial Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price is set forth under “Summary of Terms” above. For historical data regarding the actual Closing Prices of the Fund, see the historical information set forth under the section titled “The VanEck Vectors® Gold Miners ETF” in the accompanying pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Observation Date on which the securities are called; and (iii) if the securities are not automatically called, the actual Ending Price.

Call Observation Dates and Call Premiums

The Call Premium applicable to each Call Observation Date is a percentage of the principal amount that increases for each Call Observation Date based on a simple (non-compounding) return of approximately 11.20% per annum. The last Call Observation Date is the Final Valuation Date, and payment upon an automatic call on the Final Valuation Date, if applicable, will be made on the Stated Maturity Date.

Call Observation Date	Call Premium	Payment per Security upon an Automatic Call
November 5, 2020	11.20% of the principal amount	$1,112.00
November 5, 2021	22.40% of the principal amount	$1,224.00
October 31, 2022	33.60% of the principal amount	$1,336.00

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium.

How the Payment at Maturity Is Calculated

If the Fund Closing Price of the Fund is less than the Initial Price on each of the Call Observation Dates, the securities will not be automatically called, and on the Stated Maturity Date, you will receive a payment at maturity per security determined as follows:

•	If the Ending Price is less than the Initial Price, but greater than or equal to the Threshold Price, the payment at maturity will be equal to $1,000

•	If the Ending Price is less than the Threshold Price, the payment at maturity will be equal to $1,000 minus

$1,000 x	Threshold Price – Ending Price
Initial Price

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium. If the securities are not automatically called prior to the Final Valuation Date and the Ending Price is less than the Threshold Price, you will receive less, and possibly 90% less, than the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                  If The Securities Are Not Automatically Called And The Ending Price Is Less Than The Threshold Price, You Will Receive Less, And Up To 90% Less, Than The Principal Amount Of Your Securities At Maturity.

•                  The Potential Return On The Securities Is Limited To The Call Premium And May Be Less Than The Return On A Direct Investment In The Fund.

•                  You Will Be Subject To Reinvestment Risk.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                  Our Estimated Value Of The Securities Is Lower Than The Original Offering Price Of The Securities.

•                  Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                  Our Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                  The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                  The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                  Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•                  The Performance Of A Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

•                  An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Gold And Silver Mining Industries.

•                  An Investment In The Securities Is Subject To Risks Associated With Foreign Securities Markets.

•                  Exchange Rate Movements May Impact The Value Of The Securities.

•                  The Securities Will Be Subject To Small-Capitalization Or Mid-Capitalization Companies Risk.

•                  A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

•                  We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                  Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o                Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of the Fund.

o                Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Fund may adversely affect the price of the Fund.

o                Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o                Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o                A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

•                  The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                  There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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